EXHIBIT 1.03

FOR IMMEDIATE RELEASE

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Software	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Software Estimates 33-42 Percent Growth in Second Quarter

2010 Application Sales

SHANGHAI, ATLANTA, June 14, 2010 — CDC Software Corporation (NASDAQ: CDCS), a global provider of hybrid enterprise software applications and services, today announced that, based on preliminary financial projections and estimates, the company expects second quarter 2010 application sales, which is comprised of license revenue plus new total contract value (New Total Contract Value (NTCV) is the contract dollar amount for the duration of the contracts for all new SaaS contracts secured, including rental, as well as all renewal received by end of the quarter.) for Software-as-a-Service (SaaS) sales secured during the second quarter of 2010, to be in the range of about $10.2 million to $10.9 million, an increase of approximately 33 to 42 percent compared to $7.7 million in the second quarter of 2009, primarily due to increased new logo sales for its on-premise solutions, and expanded cloud sales as a result of acquisitions, investments and organic growth.

CDC Software’s application sales are supported by is its three-prong cloud strategy that includes acquisitions of SaaS companies, Strategic Cloud Investment Program (SCIPP) and the eventual launch of its internally developed SaaS solutions. Since the fourth quarter of 2009, CDC Software has acquired five SaaS companies, all of which are earnings accretive, and it plans more acquisitions by the end of the year. Under SCIPP, CDC Software plans to make minority investments in, and form strategic reselling partnerships with, companies offering cloud-based or point solutions which complement its enterprise solutions portfolio. Since SCIPP’s inception in the second quarter of 2010, CDC Software has invested in e-BizNET, a provider of SaaS supply chain execution solutions, and Marketbright, a provider of SaaS marketing automation solutions. CDC Software also announced last week that its CDC Respond complaint management solution will be its first cloud application developed with the Windows Azure platform.

“We are pleased to see this strong projected growth in application sales and license revenue this quarter,” said Bruce Cameron, president of CDC Software. “In fact, we saw a significant increase in new logo organic sales in our Front Office and Plant Floor on-premise solutions. New logo sales for our Front Office solutions, for instance, is expected to report our largest percentage quarterly increase for these solutions since 2008. Part of the reason for these increases in new logo sales is attributed to our sales growth in emerging markets in China and India.

“As one of the first hybrid cloud software companies that offers enterprise solutions with on-premise and cloud deployment options, we are very excited on our projected double digit growth in application sales, robust new organic logo sales, and how well-received our new model has been with customers. As part of that strategy, we plan to develop recurring revenue streams reaching closer to 70 percent of total revenue over the next few years, after completion of our planned SaaS acquisitions, strategic investments in SaaS companies, as well as organic growth.

“With the strong momentum we have been seeing from this SaaS strategy, we believe SaaS revenue will be an important part of our total revenue for 2010. Already, we have been seeing high SaaS retention rates at more than 95 percent as an average for our CDC gomembers and CDC eCommerce product lines. Our newly acquired SaaS businesses also have seen more new revenue from both add-on on renewals and new organic logo sales this quarter compared to previous quarters the last couple of years in their respective businesses. We also have identified numerous cross-sell opportunities between CDC Software’s installed base and our new SaaS investments in e-BizNET and Marketbright.”

Cameron added, “Another key positive trend we have seen this year is our expanding sales pipeline, especially in cross-sell activities. We’ve seen the second half 2010 cross-sell pipeline grow 560 percent compared to the second half of 2009, as well as a significant increase in our qualified pipeline. Also, while we have had to increase our investments in research and development, sales and marketing and integration costs as part of our SaaS strategy, we are still expecting our earnings per share for the next two years to be one of the highest among our peers in the hybrid enterprise software space. With our solid business fundamentals in place and a strong financial foundation, we believe that we are poised to continue growth through organic and cross-sell sales opportunities, as well as synergistic acquisitions and investments in both the on-premise as well as SaaS models.”

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based Software as a Service (SaaS) or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise resource planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.

CDC Software’s recent acquisitions are part of its “acquire, integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to 8,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our beliefs about Q2 2010 application sales, NTCV, license revenue and SaaS revenue as well as total recurring non-GAAP revenue, our beliefs regarding total contract value for new SaaS contracts secured in the second quarter of 2010, our beliefs and expectations regarding projected increases in the number of enterprise and SaaS deals in the second quarter of 2010 and the geographic distribution thereof, our beliefs regarding earnings per share for any future periods, our strategy and goals with respect to recurring revenue streams and our expectations for total maintenance and SaaS revenues, our beliefs and plans regarding the completion of additional SaaS acquisitions and strategic investments and our progress with respect thereto, our expectations regarding the completion of any future acquisitions, our beliefs regarding the potential amounts of recurring revenue we may achieve and the timelines for achieving our goals, our beliefs regarding certain trends we have noticed with respect to sales pipelines, our beliefs regarding progress we have made in emerging countries, our beliefs regarding our cash position, continuation of our R&D investments and our position to take advantage of growth in emerging markets, our beliefs regarding our ability to continue our growth through organic and cross-sell sales, as well as synergistic acquisitions, our beliefs regarding new logo sales, our beliefs regarding momentum from our SaaS strategy and retention rates, our beliefs regarding cross-sell opportunities, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the effects of restructurings and rationalization of operations; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the entry of new competitors and their technological advances; (f) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (g) the possibility of development or deployment difficulties or delays; (h) the dependence on customer satisfaction with the company’s software products and services; (i) continued commitment to the deployment of the enterprise software solutions; (j) risks involved in developing software solutions and integrating them with third-party software and services; (k) the continued ability of the company’s enterprise software solutions to address client-specific requirements; (l) demand for and market acceptance of new and existing enterprise software and services, the positioning of the company’s and its partners’ solutions, as well as the success of any of our strategies; (m) the ability of staff to operate the enterprise software and extract and utilize information from the company’s enterprise software solutions; (n) the continued cooperation of our strategic and business partners; (o) risks relating to economic conditions and other matters beyond our control; (p) the ability to complete and integrate any acquisitions we may undertake; (q) the risk that the preliminary financial results provided herein could differ from our actual results. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, including our Annual Report on form 20-F for the year ended December 31, 2009, filed with the SEC on June 1, 2010, and those of our ultimate parent company, CDC Corporation, located at www.sec.gov. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. All estimates contained herein regarding Q2 2010 performance and other periods, are based upon preliminary financial projections, beliefs and estimates. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.